UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PROPANC HEALTH GROUP CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	2834	33-0662986
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation)	Classification Code Number)	Identification No.)

Level 2, 555 Riversdale Road

Camberwell, VIC, 3124 Australia

Tel. No.: +61 (0)3 9882 0780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Gregg Jaclin, Esq.

Szaferman, Lakind, Blumstein & Blader, PC

101 Grovers Mill Road

Second Floor

Lawrenceville, NJ 08648

(609) 275-0400

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

Explanatory Note

This Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-210400) is being filed solely to add Exhibits 5.1 and 23.2. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee	$516.59
Transfer Agent Fees*	$-
Accounting fees and expenses*	$5,000.00
Legal fees and expenses*	$15,000.00
Blue Sky fees and expenses*	$-
Total*	$20,516.59

* Estimated

Item 14. Indemnification of Directors and Officers.

Our directors and officers are indemnified as provided by the Delaware corporate law and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Item 15. Recent Sales of Unregistered Securities.

On September 30, 2013 the Company’s subsidiary issued a debenture for $139,683 (AUD$150,000) plus warrants for 3,000,000 common shares of the Company. The Company agreed to pay 12% interest on the principal amount and the maturity date is December 31, 2015. The debenture is convertible only at the Company’s option into common stock at $0.0698 per share and is convertible at that same rate by the lender only upon default by the Company, as defined in the debenture.

On May 29 and May 30, 2014 the Company issued six convertible promissory notes to certain investors for an aggregate amount of $400,000, $200,000 of which are paid for by an offsetting $200,000 promissory notes issued to the Company by the investors. The Company agreed to pay 8% interest on the principal amount and the maturity date is one year from the execution date of the notes. The notes are convertible into company’s common stock at any time after the requisite Rule 144 holding period, subject to certain terms and conditions, at a conversion price equal to 55% of the lowest trading bid price in the ten (10) trading days prior to the conversion.

On April 20, 2015, the Company issued a convertible note payable for $17,500. The Company agreed to pay 8% interest per annum on the principal amount and the maturity date is April 20, 2016. The note is convertible at the option of the holder at any time at a rate of 55% of the lowest trading bid price of the Company’s common stock for the ten prior trading days including the date upon which the conversion notice was received.

On April 24, 2015, the Company received payment of the note receivable of $45,000, less the OID of $7,500 that offsets the back-end note that was issued on February 10, 2015. Proceeds from the note receivable of $2,250 were paid directly to legal fees resulting in net cash proceeds of $35,250 received by the Company. This back-end note is related to the initial convertible note that was issued on February 10, 2015 and has the same terms as previously discussed. As a result, the back-end note is now eligible for conversion at a rate of 55% of the lowest trading bid price of the Company’s common stock for the ten prior trading days including the date upon which the conversion notice was received.

On April 24, 2015, the Company received payment of a second note receivable of $45,000, less the OID of $7,500 that offsets the back-end note that was issued on February 17, 2015. Proceeds from the note receivable of $2,250 were paid directly to legal fees resulting in net cash proceeds of $35,250 received by the Company. This back-end note is related to the initial convertible note that was issued on February 17, 2015 and has the same terms as previously discussed. As a result, the back-end note is now eligible for conversion at a rate of 55% of the lowest trading bid price of the Company’s common stock for the ten prior trading days including the date upon which the conversion notice was received.

On April 27, 2015, the Company received payment of a third note receivable of $170,500, less the OID of $13,000 that offsets the back-end note that was issued on March 12, 2015. Proceeds from the note receivable of $7,500 were paid directly to legal fees resulting in net cash proceeds of $150,000 received by the Company. This back-end note is related to the initial convertible note that was issued on March 12, 2015 and has the same terms as previously discussed. As a result, the back-end note is now eligible for conversion at a rate of 55% of the lowest trading bid price of the Company’s common stock for the ten prior trading days including the date upon which the conversion notice was received.

On May 19, 2015, the Company entered into a Securities Purchase Agreement (“SPA”), to issue a series of nine back end convertible notes in the principal sum of $782,500, pursuant to the SPA, the Company issued to the lender nine convertible promissory notes termed "Back-End Notes", in the amounts of $37,500 ("Back-End Note 1"), $37,500 ("Back-End Note 2"), $157,500 ("Back-End Note 3"), $150,000 ("Back-End Note 4"), $17,500 ("Back-End Note 5"), $37,500 ("Back-End Note 6"), $37,500 ("Back-End Note 7"), $157,500 ("Back-End Note 8") and $150,000 ("Back-End Note 9"). These notes have the same terms as the initial convertible notes. Each Back-End Note shall initially be paid for by an offsetting promissory note issued to the Company by the lender ("Note Receivable") provided that prior to the conversion of the Back-End Notes, the holders must have paid off the Notes Receivable in cash. Each Note Receivable is due on May 19, 2016, unless the Company does not meet the “current public information” requirement pursuant to Rule 144, in which case both the Back-End Notes and the Notes Receivable may both be cancelled. Each Note Receivable is initially secured by the pledge of the Back-End Notes, but may be exchanged for other collateral with an appraised value of at least the principal amount of the note less the OID, upon Company’s approval following a three (3) day written notice to the Company. The term of the Notes Receivable and the Back-End Notes are one year, upon which the outstanding principal and interest is payable. The amounts funded plus accrued interest under Back-End Notes are convertible into common stock at any time after the requisite Rule 144 holding period (subject to the condition above for the Back-End Notes), at a conversion price equal to 55% of the lowest trading bid price in the ten (10) trading days prior to the conversion.

On June 2, 2015, the Company received payment of a fourth Note Receivable of $150,000 that offsets the back-end note that was issued on March 20, 2015. Proceeds from the note receivable of $7,500 were paid directly to legal fees resulting in net cash proceeds of $142,500 received by the Company. This back-end note is related to the initial convertible note that was issued on March 20, 2015 and has the same terms as previously discussed. As a result, the back-end note is now eligible for conversion at a rate of 55% of the lowest trading bid price of the Company’s common stock for the ten prior trading days including the date upon which the conversion notice was received.

On June 4, 2015, the Company executed a convertible promissory note in the principal sum of $1,215,000, with an OID of $110,000. The consideration to be paid to the lender shall be equal to the consideration actually paid by the lender plus prorated interest and any other fees that the Company shall be required to pay. The original issue discount shall also be prorated based on the actual consideration received to equal approximately 10% of the consideration received. The Company agreed to pay 10% interest per annum on the principal amount and the maturity date is ten months from the date of each payment to the Company, and is the date upon which the principal sum, as well as any unpaid interest and other fees, shall be due and payable. The note is comprised of an initial cash purchase of $335,000 (includes $30,000 of OID and $5,000 for legal fees) (“Initial Note”), a Secured Investor Note of $220,000 (includes $20,000 of OID) (“Secured Investor Note”) and three Investor Notes of $220,000 each (include $20,000 of OID each) (“Investor Notes”). The Secured Investor Note is secured by the lender’s 40% membership interest in a certain LLC. Upon execution of the note, the note holder made an initial cash payment of $300,000 (net of a $30,000 OID and $5,000 for legal fees) to the Company of the total consideration and issued the Secured Investor Note and three Investor Notes to the Company. The Initial Note is convertible, at the option of the lender, to common stock of the Company at any time after the effective date at a price of $0.07 per share, which represents fair value at execution date.

On July 14, 2015, the Company received payment of three Note Receivables of $352,500, that offset three of the Back-End Notes that were issued on May 19, 2015. Proceeds from the Note Receivables of $17,690 were paid directly to legal fees resulting in net cash proceeds of $334,810 received by the Company. These Back-End Note are related to the initial convertible notes that was issued on May 19, 2015 and have the same terms as previously discussed. As a result, these Back-End Notes are now eligible for conversion at a rate of 55% of the lowest trading bid price of the Company’s common stock for the ten prior trading days including the date upon which the conversion notice was received.

On September 24, 2015, (the “Prior Note Issuance Date”), the Company entered into a Promissory Note with a Lender whereby the Lender loaned the Company a principal amount of $1,200,000 in exchange for the issuance of a Promissory Note (the “Prior Promissory Note”). On October 1, 2015, the Company received cash of $1,150,000 ($1,200,000 less $50,000 of legal fees) for the Prior Promissory Note. As described under “Purchase Agreement” below, the Prior Promissory was deemed cancelled in connection with the October 2015 Financing (as described below) and the principal amount of the Prior Promissory Note was rolled into and included in the Principal Amount in the October 2015 Financing.

On October 14, 2015 and October 15, 2015, the Company received payment of six Note Receivables of $430,000 that offset the remaining six of the Back-End Notes that were issued on May 19, 2015. Proceeds from the Note Receivables of $22,265 were paid directly to legal fees resulting in net cash proceeds of $407,735 received by the Company. These Back-End Note are related to the initial convertible notes that was issued on May 19, 2015 and have the same terms as previously discussed. As a result, these Back-End Notes are now eligible for conversion at a rate of 55% of the lowest trading bid price of the Company’s common stock for the ten prior trading days including the date upon which the conversion notice was received.

Purchase Agreement

On October 28, 2015 (the “Closing Date”), the Company entered into a securities purchase agreement dated as of the Closing Date (the “Purchase Agreement”) with Delafield Investments Limited (the “Purchaser”). The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Purchaser will invest $4,000,000 (“Investment Amount”) in exchange for a Convertible Debenture (the “Debenture”) in the principal amount of $4,400,000 and warrants to purchase an aggregate of 26,190,476 shares of the Company’s common stock, par value $0.001 per share, for an exercise price of $0.60 per share for a period of four (4) years from the Closing Date (the “Warrant”). Under the terms of the Purchase Agreement, the Purchaser agreed to deliver the Prior Promissory Note and the parties further agreed that the Prior Promissory Note was deemed cancelled and the amount of the Prior Promissory Note is included in the Investment Amount under the Purchase Agreement.

On March 11, 2016, the Company entered into an Addendum with the Purchaser pursuant to which the Company and the Purchaser agreed to certain new terms with respect to the transactions contemplated by Purchase Agreement (the “Addendum”). The Addendum did not modify the Principal Amount.

Due to the satisfaction of certain conditions set forth in the Debenture, the Company received a $50,000 reduction of the principal amount of the October 2015 Financing such that the current aggregate principal amount is $4,350,000 as of the date of this Registration Statement.

Pursuant to the Purchase Agreement, as modified by the Addendum, on the Closing Date, the Company issued the Debenture and Warrant to the Purchaser. From the Prior Note Issuance Date through the date of this Registration Statement, the Company received an aggregate of $3,625,000 pursuant to the Purchase Agreement and Debenture, which the Company has used, and will use, for working capital and to pay off outstanding debt. The Purchase Agreement is described in more detail above in the section titled “Magna Financing.”

The Company claimed an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) for these securities pursuant to Section 4(2) of the Act and/or Rule 506 of Regulation D promulgated thereunder since, among other things, the transaction did not involve a public offering, the Investor was an “accredited investor” and/or qualified institutional buyers, the Investor had access to information about the Company and its investment, the Investor took the securities for investment and not resale, and we took appropriate measures to restrict the transfer of the securities

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

4.1	Promissory Note issued to Southridge Partners II, L.P., dated July 17, 2014, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 10-K filed on October 14, 2014.

4.2	Promissory Note with Lender dated September 24, 2015, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on September 29, 2015.

4.3	Debenture dated October 28, 2015, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on November 3, 2015.

4.4	Warrant dated October 28, 2015, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on November 3, 2015.

5.1	Opinion of Szaferman, Lakind, Blumstein & Blader, P.C. regarding the legality of the securities being registered

10.1	Settlement Agreement and Stipulation between the Company and Tarpon dated July 18, 2014, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on September 23, 2014.

10.2	Order Granting Approval of Settlement Agreement and Stipulation between the Company and Tarpon dated September 9, 2014, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on September 23, 2014.

10.3	Form of Equity Purchase Agreement between the Company and Southridge, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on September 23, 2014.

10.4	Form of Registration Rights Agreement between Company and Southridge, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on September 23, 2014.

10.5	Security Agreement dated September 24, 2015, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 29, 2015.

10.6	Securities Purchase Agreement dated October 28, 2015, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 3, 2015.

10.7	Registration Rights Agreement dated October 28, 2015, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 3, 2015.

10.8	Security Agreement dated October 28, 2015, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on November 3, 2015.

10.9	Addendum, dated March 11, 2016, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on March 11, 2016

10.10	Employment Agreement entered into as of February 25, 2015 by and between James Nathanielsz and Propanc Health Group Corporation *

10.11	Director Agreement entered into as of February 25, 2015 by and between Julian Kenyon Nathanielsz and Propanc Health Group Corporation *

10.12	Form of Scientific Advisory Board Member Agreement *

23.1	Consent of Salberg & Company, P.A.*

23.2	Consent of Szaferman, Lakind, Blumstein & Blader, P.C. (included in Exhibit 5.1)

101.INS	XBRL Instance Document*

101.SCH	XBRL Schema Document*

101.CAL	XBRL Calculation Linkbase Document*

101.LAB	XBRL Label Linkbase Document*

101.PRE	XBRL Presentation Linkbase Document*

101.DEF	XBRL Definition Linkbase Document*

* Previously Filed.

Item 17. Undertakings.

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the State of Delaware, on April 14, 2016.

PROPANC HEALTH GROUP CORPORATION

By:	/s/ James Nathanielsz
James Nathanielsz
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities indicated on April 14, 2016.

Signature	Title

/s/ James Nathanielsz James Nathanielsz	President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Director, and Chairman (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

/s/ Julian Kenyon Julian Kenyon	Director